April 28, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Mr. H. Christopher Owings
Mr. Scott Anderegg

Re:	General Finance Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed March 29, 2010
File No. 333-163851
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 28, 2009

Dear Messrs. Owings and Anderegg:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated April 20, 2010 with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on March 29, 2010 (the “Form S-1”) and the Form 10-K for Fiscal Year Ended June 30, 2009 filed September 28, 2009 (the “Form 10-K”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-9

Segment Information, page F-10

1.  We read your response to comment two from our comment letter dated March 3, 2010. As you have concluded that you have two operating segments and did not provide us with an analysis to support aggregating these operating segments into a single reportable segment, it appears that each of your operating segments qualifies as a reportable segment. Please ensure that you make all of the required disclosures under ASC 280-10-50-21 through 280-10-50-26 for each of these reportable segments, including but not limited to depreciation by segment and expenditures for additions to long-lived assets by segment.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it will make the required disclosures under ASC 280-10-50-21 through 280-10-50-26 for each of these reportable segments, including but not limited to depreciation by segment and expenditures for additions to long-lived assets by segment, in future filings.

* * * * * * * * * *

    The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson

Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation